UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Natural Order Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

63889L 107
(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. 63889L 206	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Natural Order Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,650,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,650,000(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 5,650,000(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%
12	TYPE OF REPORTING PERSON* OO

(1)	Does not include 3,400,000 shares issuable upon exercise of 6,800,000 warrants. Each warrant entitles the holder to acquire one-half of one share of common stock and is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) November 10, 2021, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 63889L 206	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Paresh D. Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,161,000(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,161,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,161,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 6,161,000(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of (i) 5,650,000 shares (but not the 3,400,000 shares issuable upon exercise of 6,800,000 warrants) owned by Natural Order Sponsor, LLC; (ii) 11,000 shares (but not the 5,500 shares issuable upon exercise of 11,000 warrants) owned by Reporting Person’s children; and (iii) 500,000 shares (but not the 250,000 shares issuable upon exercise of 500,000 warrants) owned by Reporting Person’s wife. Each warrant entitles the holder to acquire one-half of one share of common stock and is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) November 10, 2021, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 63889L 206	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Sebastiano Cossia Castiglioni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,650,000(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,800,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 5,800,000(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.2%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of (i) 5,650,000 shares (but not the 3,400,000 shares issuable upon exercise of 6,800,000 warrants) owned by Natural Order Sponsor, LLC; and (ii) 150,000 shares owned by Vegan Capital SA, over which the Reporting Person shares dispositive power (but not the 75,000 shares issuable upon exercise of 150,000 warrants) owned by Vegan Capital SA. Each warrant entitles the holder to acquire one-half of one share of common stock and is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) November 10, 2021, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 63889L 206	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer: Natural Order Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

30 Colpitts Road

Weston, MA 02493

Item 2.

(a)	Name of Person Filing:	Natural Order Sponsor, LLC
Paresh D. Patel
Sebastiano Cossia Castiglioni

(b)	Address of Principal Business Office or if none, Residence:

c/o Natural Order Acquisition Corp.

30 Colpitts Road
Weston, MA 02493

(c)	Citizenship:	Natural Order Sponsor, LLC – Delaware
Paresh D. Patel – United States
Sebastiano Cossia Castiglioni - Italy

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 63889L 107

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Natural Order Sponsor, LLC – 5,650,000 shares.

Paresh D. Patel – 6,161,000 shares. Consists of (i) 5,650,000 shares of common stock owned by Natural Order Sponsor, LLC; (ii) 11,000 shares of common stock held by Mr. Patel’s children, and (iii) 500,000 shares of common stock owned by Mr. Patel’s wife.

Sebastiano Cossia Castiglioni – 5,800,000 shares. Consists of (i) 5,650,000 shares of common stock owned by Natural Order Sponsor, LLC; and (ii) 150,000 shares owned by Vegan Capital SA.

The foregoing does not include (i) 3,400,000 shares issuable upon exercise of 6,800,000 warrants owned by Natural Order Sponsor, LLC; (ii) 5,500 shares issuable upon exercise of 11,000 warrants owned by Mr. Patel’s children; (iii) 250,000 shares issuable upon exercise of 500,000 warrants owned by Mr. Patel’s wife; and (iv) 75,000 shares issuable upon 150,000 warrants owned by Vegan Capital SA. Each warrant entitles the holder to acquire one-half of one share of common stock and is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) November 10, 2021, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 63889L 206	13G	Page 6 of 8 Pages

Paresh D. Patel and Sebastiano Cossia Castiglioni share voting and dispositive power over the securities owned by Natural Order Sponsor, LLC.

Paresh D. Patel shares voting and dispositive power over shares owned by his children and wife.

Sebastiano Cossia Castiglioni shares dispositive power over shares owned by Vegan Capital SA.

(b)	Percent of Class:

Natural Order Sponsor, LLC –19.7%

Paresh D. Patel – 21.4%

Sebastiano Cossia Castiglioni – 20.2%

The foregoing percentages are based on 28,750,000 shares of common stock outstanding as of December 31, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Natural Order Sponsor, LLC – 5,650,000 shares.

Paresh D. Patel – 0 shares.

Sebastiano Cossia Castiglioni – 0 shares.

(ii)	shared power to vote or to direct the vote:

Natural Order Sponsor, LLC – 0 shares.

Paresh D. Patel – 6,161,000 shares.

Sebastiano Cossia Castiglioni – 5,650,000 shares.

(iii)	sole power to dispose or to direct the disposition of:

Natural Order Sponsor, LLC – 5,650,000 shares.

Paresh D. Patel – 0 shares.

Sebastiano Cossia Castiglioni – 0 shares.

CUSIP No. 63889L 206	13G	Page 7 of 8 Pages

(iv)	shared power to dispose or to direct the disposition of:

Natural Order Sponsor, LLC – 0 shares.

Paresh D. Patel – 6,161,000 shares.

Sebastiano Cossia Castiglioni – 5,800,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 63889L 206	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

NATURAL ORDER SPONSOR, LLC

By:	/s/ Marc Volpe
Name: Marc Volpe
Title: Managing Member

/s/ Paresh D. Patel
Paresh D. Patel

/s/ Sebastiano Cossia Castiglioni
Sebastiano Cossia Castiglioni

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of Natural Order Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 16, 2021.

NATURAL ORDER SPONSOR, LLC

By:	/s/ Marc Volpe
Name: Marc Volpe
Title: Chief Financial Officer

/s/ Paresh D. Patel
Paresh D. Patel

/s/ Sebastiano Cossia Castiglioni
Sebastiano Cossia Castiglioni